Exhibit 3.1.3
CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS
OF
SERIES B PREFERRED STOCK
OF
PURE EARTH, INC.
Pursuant to Section 151 of the General Corporation Law of the State of Delaware
Pure Earth, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 103 thereof, DOES HEREBY CERTIFY:
That pursuant to the authority vested in the Board of Directors of the Corporation (the “Board of Directors”) in accordance with the provisions of the Amended and Restated Certificate of Incorporation of the Corporation, the Board of Directors on March 2, 2008 adopted the following resolution authorizing and designating a series of 20,000 shares of Preferred Stock designated as “Series B Preferred Stock”:
RESOLVED, that, pursuant to the authority vested in the Board of Directors of the Corporation in accordance with the provisions of Paragraph FOURTH, subparagraph (b), of the Amended and Restated Certificate of Incorporation of the Corporation, the Board of Directors hereby fixes the powers, designations, preferences and relative, participating, optional and other special rights, and the qualifications, limitations and restrictions, of a series of preferred stock as set forth below:
(1) Defined Terms. For purposes of this Certificate of Designations, Preferences and Rights (this “Certificate of Designations”), the following capitalized terms have the meanings given to them below:
“Acquisition” means any transaction or series of related transactions, consummated on or after the date hereof, by which any one or more of the Corporation and any Subsidiaries of the Corporation acquire (i) any parcel or a group of related parcels of real property, (ii) a fixed asset or group of related fixed assets, (iii) the assets of any Person or any going business, division thereof or line of business, or (iv) the Capital Stock, by direct purchase, combination, merger or otherwise, of any Person.
“Additional Shares” has the meaning given to it in Section (4)(c).
“Bankruptcy Code” means 11 U.S.C. §§ 101 et seq., as amended from time to time, and any successor statute, and all regulations from time to time promulgated thereunder.
“Board of Directors” has the meaning given to it in the introductory paragraphs hereof.

“Business Day” means any day except a Saturday, Sunday, a legal holiday or other day on which commercial banks in Chicago, Illinois or Philadelphia, Pennsylvania are authorized by law to close.
“Capital Stock” means (i) with respect to any Person that is a corporation, any and all shares, interests or equivalents in capital stock (whether voting or nonvoting and whether common or preferred) of such corporation, and (ii) with respect to any Person that is not a corporation, any and all partnership, membership, limited liability Corporation or other equity interests of such Person; and in each case, any and all warrants, rights or options to purchase any of the foregoing.
“Certificate of Designations” has the meaning given to it in Section (1).
“Certificate of Incorporation” means the Corporation’s Amended and Restated Certificate of Incorporation, as the same may be further amended, modified or restated from time to time not in contravention of the terms hereof. All references in this Certificate of Designations to the Certificate of Incorporation shall be deemed to include a reference to this Certificate of Designations.
“Common Stock” means the Corporation’s common stock, having a par value of $.001 per share.
“Control” means, with respect to any Person, the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise; and the terms “Controlled” and “Controlling” have correlative meanings.
“Controlled Investment Affiliate” means , with respect to any Person, any other Person (including, without limitation, any fund or investment vehicle) that (i) directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified and (ii) is organized primarily for the purpose of making equity or debt investments in one or more companies.
“Corporation” has the meaning given to it in the introductory paragraph hereof.
“Corporation Parties” means the Corporation, the Corporation’s Subsidiaries, and any parent holding company of the Corporation, collectively.
“Coupon” has the meaning given to it in Section (4)(a).
“Event of Noncompliance” means any of the following events:
(a) any Corporation Party shall fail to (x) pay or set aside any sums for the payment of any dividends (in cash or in kind) under the terms of the Investment Documents when due or payable, or (y) redeem the Series B Preferred Stock in accordance with the Investment Documents, and in the case of either (x) or (y), such failure continues for two Business Days after the Corporation is provided with notice thereof by the Investors;

(b) The Corporation or any other Corporation Party shall fail to observe, perform or comply with any condition, covenant or agreement contained in (i) Section 2.6 of the Investment Agreement and such failure shall continue unremedied for a period of five Business Days, (ii) Sections 5.1, 5.2(a) or 5.8 of the Investment Agreement for a period of two Business Days, (iii) Sections 5.2(e)(i), 5.3(i) or 5.10 of the Investment Agreement or in Article VI or Article VII of the Investment Agreement for any period or (iv) Section 5.2 (other than Sections 5.2(a) and 5.2(e)(i)) of the Investment Agreement and (in the case of this clause (iv) only) such failure shall continue unremedied for a period of ten Business Days after the earlier of (y) the date on which the Corporation acquires Knowledge thereof and (z) the date on which written notice thereof is delivered by any Investor to the Corporation;
(c) the Corporation or any other Corporation Party shall fail to observe, perform or comply with any condition, covenant or agreement contained in the Investment Agreement or any of the other Investment Documents other than those enumerated in paragraph (a) and (b) above, and such failure (i) by the express terms of such Investment Document, constitutes an Event of Noncompliance, or (ii) shall continue unremedied for any grace period specifically applicable thereto or, if no grace period is specifically applicable, for a period of 30 days after the earlier of (y) the date on which a Responsible Officer of the Corporation acquires knowledge thereof and (z) the date on which written notice thereof is delivered by any holder of Series B Preferred Stock to the Corporation;
(d) any representation or warranty made or deemed made by or on behalf of the Corporation or any other Corporation Party in the Investment Agreement, any of the other Investment Documents or in any certificate, instrument, report or other document furnished at any time in connection herewith or therewith shall prove to have been incorrect, false or misleading in any material respect as of the time made, deemed made or furnished;
(e) the Corporation or any other Corporation Party shall (i) file a voluntary petition or commence a voluntary case seeking liquidation, winding-up, reorganization, dissolution, arrangement, readjustment of debts or any other relief under the Bankruptcy Code or under any other applicable bankruptcy, insolvency or similar law now or hereafter in effect, (ii) consent to the institution of, or fail to controvert in a timely and appropriate manner, any petition or case of the type described in paragraph (f) below, (iii) apply for or consent to the appointment of or taking possession by a custodian, trustee, receiver or similar official for or of itself or all or a substantial part of its properties or assets, (iv) fail generally, or admit in writing its inability, to pay its debts generally as they become due, (v) make a general assignment for the benefit of creditors or (vi) take any corporate action to authorize or approve any of the foregoing;
(f) any involuntary petition or case shall be filed or commenced against the Corporation or any other Corporation Party seeking liquidation, winding-up, reorganization, dissolution, arrangement, readjustment of debts, the appointment of a custodian, trustee, receiver or similar official for it or all or a substantial part of its properties or any other relief under the Bankruptcy Code or under any other applicable bankruptcy, insolvency or similar law now or hereafter in effect, and such petition or case shall continue undismissed and unstayed for a period of 60 days; or an order, judgment or decree approving or ordering any of the foregoing shall be entered in any such proceeding; and

(g) after it has been initially executed, the “Guaranty” (as defined and as executed in connection with the Investment Agreement) shall for any reason cease to be in full force and effect as to any guarantor thereunder, or any such guarantor or any Person acting on its behalf shall deny or disaffirm such guarantor’s obligations thereunder.
“Existing Preferred Stock” means the Corporation’s previously issued “Series A Preferred Stock, 10% Coupon” but only such stock issued for an aggregate purchase price up to $1,000,000.
“Fundamental Asset Transaction” means any sale, assignment, lease, conveyance, exchange, transfer, sale-leaseback or other disposition of more than 50% of the assets, business or properties of the Corporation and its Subsidiaries, on a consolidated basis, whether in one or a series of related transactions, whether or not in the ordinary course of business and whether or not directly or indirectly or through the sale or other disposition of equity securities of any of the Subsidiaries of the Corporation.
“Investment Agreement” means that certain Investment Agreement, dated as of the Original Issue Date, between the Corporation and Fidus Mezzanine Capital, L.P., as such agreement may be amended, restated, replaced or otherwise modified from time to time.
“Investment Documents” has the meaning assigned to such term in the Investment Agreement.
“Junior Securities” has the meaning given to it in Section (3).
“Key Person Event” means the failure of (i) Brent Kopenhaver to serve as Chief Financial Officer of the Corporation with at least the duties and responsibilities customarily associated with such title, (ii) Mark Alsentzer to serve as Chief Executive Officer of the Corporation with at least the duties and responsibilities customarily associated with such title, (iii) each of Brent Kopenhaver and Mark Alsentzer to serve as a director on the board of directors of each of the Corporation and its Subsidiaries, (iv) Brent Kopenhaver ceasing to beneficially own at least 134,000 shares of Common Stock (subject to equitable adjustment for stock splits, stock dividends and similar events) or (v) Mark Alsentzer ceasing to beneficially own 1,919,000 shares of Common Stock (subject to equitable adjustment for stock splits, stock dividends and similar events).
“Knowledge” of the Corporation means facts or circumstances within the actual conscious awareness of Mark Alsentzer, Brent Kopenhaver or the President of any Subsidiary of the Corporation or subunit of a Subsidiary of the Corporation for which a President has been appointed.
Liquidation Value” on any date means, with respect to any share of Series B Preferred Stock, the sum of (i) the Original Per Share Purchase Price and (ii) the aggregate of all dividends accrued and unpaid on such share. For the avoidance of doubt, dividends that have been paid in-kind but for which new shares of Series B Preferred Stock have not been issued shall be deemed to be unpaid for the purposes of determining the Liquidation Value of a share of Series B Preferred Stock.

“Mandatory Redemption Event” has the meaning given to it in Section (6)(b).
“Original Issue Date” means the date on which the first share of Series B Preferred Stock is issued.
“Original Per Share Purchase Price” means $1,000 per share, as adjusted to reflect stock splits, combinations, recapitalizations and similar events.
“Person” means any natural person, corporation, limited liability company, professional association, limited partnership, general partnership, joint stock company, joint venture, association, company, trust, bank, trust company, land trust, business trust or other organization, whether or not a legal entity, and any government or agency or political subdivision thereof.
“Redemption Date” means March 3, 2013.
“Redemption Price” the Liquidation Value of the shares of Series B Preferred Stock being redeemed or repaid multiplied by the “Applicable Redemption Percentage” set forth below either in the table or the proviso thereto:

Applicable Redemption
Percentage

On or prior to the first anniversary of the Original Issue Date	103%

After the first anniversary but on or prior to the third anniversary of the Original Issue Date	102%

Thereafter	100%
; provided, however, that with respect to any shares of Series B Preferred Stock redeemed pursuant to Section (6)(d) (or Section 2.7(d) of the Investment Agreement), the Applicable Redemption Percentage shall be 100%.
“Required Holders” means, at any time, Persons holding outstanding shares of Series B Preferred Stock representing more than 50% of the aggregate Liquidation Value, at such time, of all outstanding shares of Series B Preferred Stock.
“Responsible Officer” means, with respect to any Corporation Party, the president, the chief executive officer, the chief financial officer, any executive officer, limited liability company manager or any other financial officer of such Corporation Party, and any other officer or similar official thereof responsible for the administration of the obligations of such Corporation Party in respect of the Investment Agreement or any other Investment Document.
“Sale of the Corporation” means (i) any Person or group of Persons acting in concert as a partnership or other group becoming, as a result of a tender or exchange offer, open market purchases, privately negotiated purchases or otherwise, the beneficial owner of outstanding Capital Stock of the Corporation having 50% or more of the Total Voting Power of the Corporation or (ii) the consummation of a Fundamental Asset Transaction.

“Series B Preferred Stock” has the meaning given to it in Section (2).
“Subsidiary” means, with respect to any Person, any corporation, limited liability company, limited partnership or other entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions are at the time directly or indirectly owned by such Person. Unless otherwise specified, the term Subsidiary shall refer to a Subsidiary of the Corporation.
“Total Voting Power” means , with respect to any Person, the total number of votes which may be cast in the election of directors of such Person at any meeting of stockholders of such Person if all securities entitled to vote in the election of directors of such Person (on a fully diluted basis, assuming the exercise, conversion or exchange of all rights, warrants, options and securities exercisable for, exchangeable for or convertible into, such voting securities) were present and voted at such meeting (other than votes that may be cast only upon the happening of a contingency).
“Wholly Owned” means, with respect to any Subsidiary of any Person, that 100% of the outstanding Capital Stock of such Subsidiary is owned, directly or indirectly, by such Person.
(2) Designation and Amount. A series of 20,000 shares of preferred stock of the Corporation is hereby authorized and designated as “Series B Preferred Stock” (the “Series B Preferred Stock”).
(3) Rank. The Series B Preferred Stock shall, with respect to dividend rights and rights upon a liquidation, dissolution or winding up, rank prior to all classes of or series of common stock and preferred stock of the Corporation and each other class of capital stock of the Corporation, including without limitation the Common Stock but excluding the Existing Preferred Stock (as to which the Series B Preferred Stock shall rank junior with respect to dividend rights and rights upon a liquidation, dissolution or winding up). All capital stock and other equity securities of the Corporation to which the Series B Preferred Stock ranks senior or prior (whether with respect to dividends or upon a liquidation, dissolution or winding up or otherwise), including the Common Stock but, for the avoidance of doubt, excluding the Existing Preferred Stock, are collectively referred to herein as “Junior Securities.” The definition of Junior Securities also shall include any rights or options exercisable for or convertible into any of the Junior Securities.
(4) Dividends.
(a) The holders of shares of Series B Preferred Stock shall be entitled to receive cumulative quarterly dividends, payable in cash or payable in kind, at the option of the Corporation as provided herein, at the rate of 14% per annum (the “Coupon”). The dividends on the Series B Preferred Stock shall be payable quarterly in arrears on the last day of each March, June, September and December (unless such day is not a Business Day, in which event on the next succeeding Business Day). The Coupon shall be paid in cash, except that other than upon and during the continuance of an Event of Noncompliance, the Corporation may elect to pay a portion of the Coupon equal to 4% per annum in kind (as more particularly described below in this Section (4)). If a dividend payment is not paid solely in cash, the aggregate cash payment being made shall be allocated pro rata among the holders of the Series B Preferred Stock based on the Liquidation Value of the shares of Series B Preferred Stock held by them respectively. All dividends on the Series B Preferred Stock shall be cumulative from the date of issue of such shares of Series B Preferred Stock, whether or not there shall be funds of the Corporation legally available for the payment of such dividends.

(b) Dividends paid in cash or in kind shall be computed on the basis of a 360 day year consisting of twelve 30-day months, based on the Liquidation Value of each applicable share of Series B Preferred Stock. In respect of dividends paid in kind, subject to Section (4)(c), (i) the amount of the dividend shall automatically accrete to the Liquidation Value in accordance with Section (5), and (ii) such non-cash dividend payments shall compound quarterly on each dividend payment date until paid in cash. Notwithstanding the foregoing, upon and during the continuance of an Event of Noncompliance, at the election of the Required Holders delivered in writing to the Corporation, the holders of the Series B Preferred Stock shall be entitled to receive additional dividends in cash at a rate of 4% per annum (calculated on the basis of a 360-day year consisting of twelve 30-day months).
(c) At the written request of any holder of shares of Series B Preferred Stock, the Corporation shall be required to issue additional shares of Series B Preferred Stock (“Additional Shares”) with respect to the payment of dividends previously accreted to the Liquidation Value of outstanding shares of the Series B Preferred Stock of such holder pursuant to Section (4)(a) above. The Additional Shares shall be identical to all other shares of Series B Preferred Stock except that the Original Issue Date with respect to such shares shall be the date such Additional Shares are actually issued. In such cases, the number of Additional Shares to be issued as payment of such previously accreted dividends shall be equal to the amount of accreted dividends being paid by the issuance of Additional Shares divided by the Original Per Share Purchase Price, carried out to five decimal points for fractional shares. Upon the issuance of Additional Shares to such holder, the amount of accreted dividends on outstanding shares of the Series B Preferred Stock of such holder shall be reduced by the amount of the accreted dividend paid by the issuance of Additional Shares pursuant to this Section (4)(c).
(d) Holders of shares of Series B Preferred Stock shall not be entitled to any dividends, whether payable in cash, property or stock, in excess of the cumulative dividends, as herein provided, on the Series B Preferred Stock. Except as provided in this Section (4), no interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series B Preferred Stock that may be in arrears.
(e) In the event that the Corporation shall choose to pay a portion of any dividend in cash and a portion in kind, such payment shall be allocated pro rata based upon the aggregate Liquidation Value of all shares of Series B Preferred Stock entitled to payment of such dividends.

(5) Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after any payment or distribution of the assets of the Corporation (whether capital or surplus) is made to or set apart for the holders of the Existing Preferred Stock as provided in the Certificate of Incorporation relating thereto, but before any payment or distribution of the assets of the Corporation (whether capital or surplus) shall be made to or set apart for the holders of Junior Securities, the holders of the shares of Series B Preferred Stock shall be entitled to receive an amount in cash equal to the Liquidation Value of each such share. Except as provided in the proceeding sentences, holders of shares of Series B Preferred Stock shall not be entitled to any distribution in the event of a liquidation, dissolution or winding up of the Corporation. If, upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation, or proceeds thereof, distributable among the holders of the shares of Series B Preferred Stock (after satisfaction of the amounts owed to holders of the Existing Preferred Stock) shall be insufficient to pay in full such preferential amount, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of Series B Preferred Stock ratably in accordance with the respective amounts that would be payable on such shares of Series B Preferred Stock if all amounts payable thereon were paid in full. For the purposes of this Section (5), a Sale of the Corporation or a Key Person Event shall be deemed to be a liquidation, dissolution and winding up of the Corporation and any shares of Series B Preferred Stock redeemed in connection therewith shall be redeemed pursuant to Section (6). After payment shall have been made in full to the holders of the Series B Preferred Stock, as provided in this Section (5), the other series or class or classes of the Corporation shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series B Preferred Stock shall not be entitled to share therein.
(6) Redemption.
(a) On Redemption Date. The Corporation shall redeem, at the Redemption Price, any and all outstanding shares of Series B Preferred Stock of each holder thereof on the Redemption Date.
(b) Other Mandatory Redemption. The Corporation shall redeem, at the Redemption Price, the outstanding shares of Series B Preferred Stock of each holder thereof, in whole or in part at the option of such holder, upon the occurrence of any of the following: (i) a Sale of the Corporation, (ii) a Key Person Event, (iii) an Event of Noncompliance or (iv) the protective provisions set forth in Section (7) ceasing to be applicable and effective with respect to the Series B Preferred Stock (each, a “Mandatory Redemption Event”).
The Corporation shall give written notice to the holders of Series B Preferred Stock of (A) the expected occurrence of any Mandatory Redemption Event arising under clause (i) of the definition thereof not less than thirty (30) nor more than sixty (60) days prior to the proposed closing date thereof, describing in reasonable detail such transaction, including the proposed closing and payment date with respect thereto, and (B) the occurrence of a Key Person Event specified in clause (ii) above and an Event of Noncompliance specified in clause (iii) above within ten (10) days of obtaining Knowledge or receiving notice of such occurrence. To have shares of Series B Preferred Stock redeemed, the holders thereof must give written notice to the Corporation after the occurrence of a Mandatory Redemption Event, demanding redemption and specifying the number of shares to be redeemed. With respect to the events specified in clause (i) of the definition of “Mandatory Redemption Event,” each holder of Series B Preferred Stock must deliver such notice to the Corporation within twenty (20) days after receiving notice from the Corporation as to any such event. Upon receipt of any proper redemption demand from a holder of Series B Preferred Stock, the Corporation covenants and agrees that it will redeem the shares of Series B Preferred Stock or the portion thereof held by such holder subject to redemption. The closing date for any redemption due to the occurrence of an event specified in clause (i) of the definition of “Mandatory Redemption Event” shall not be later than the closing date of such event. The closing date for a redemption due to any other Mandatory Redemption Event shall occur within ten (10) Business Days of the Corporation’s receipt of the redemption demand.

The obligation of the Corporation to redeem the Series B Preferred Stock pursuant to this Section (6)(b) is subject to the occurrence of the Mandatory Redemption Event in respect of which such offers and acceptances shall have been made. In the event that such Mandatory Redemption Event does not occur on or prior to the proposed redemption date in respect thereof, the redemption shall be deferred until and shall be made upon the date on which such Mandatory Redemption Event occurs. The Corporation shall keep each holder of Series B Preferred Stock reasonably and timely informed of (i) any such deferral of the date of redemption, (ii) the date on which such Mandatory Redemption Event and the redemption are expected to occur, and (iii) any determination by the Corporation that efforts to effect such Mandatory Redemption Event have ceased or been abandoned (in which case the offers and acceptances made pursuant to this Section in respect of such Mandatory Redemption Event shall be deemed rescinded).
(c) Optional Redemption. To the extent the Corporation shall have funds legally available for such payment, the Corporation shall have the right at any time and from time to time, upon the notice provided for below, to redeem, at the Redemption Price, the outstanding shares of Series B Preferred Stock in whole or in part; provided that if less than all of the outstanding shares of Series B Preferred Stock are to be redeemed, the Corporation shall redeem a pro rata portion of each holder’s shares of Series B Preferred Stock. In the event of such an optional redemption, the Corporation shall give the holders of Series B Preferred Stock irrevocable (other than as provided below) written notice of such redemption not less than forty-five (45) days prior to the redemption date, specifying (i) the redemption date, (ii) the number of shares of Series B Preferred Stock to be redeemed on such date, (iii) the redemption price, (iv) the place or places where certificates for such shares are to be surrendered for payment of the redemption price, (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date, and (vi) stating that such redemption is to be made pursuant to this Section (6)(d) (or Section 2.7(c) of the Investment Agreement); provided, however, that the Corporation may withdraw such offer at any time prior to the redemption date so long as any of the rights of any holder of Series B Preferred Stock shall not have been prejudiced in any material respect by reliance upon such offer of redemption.

(d) Certain Acquisitions. In addition to the optional redemption rights in Section ARTICLE I(6)(c), in the event that (1) the Corporation requests, in writing, that the holders of Series B Preferred Stock consent to a contemplated Acquisition, (2) the Corporation gives at least 20 days prior written notice of such contemplated Acquisition prior to the consummation thereof and the Corporation provides prior to consummation of such contemplated Acquisition all financial and due diligence information regarding the contemplated Acquisition reasonably requested by the holders of Series B Preferred Stock prior to such consummation, (3) the Required Holders notify the Corporation, in writing, that they will not provide such consent and (4) the Corporation actually consummates such Acquisition, to the extent the Corporation shall have funds legally available for such payment, the Corporation shall have the right, upon the notice provided for below, to redeem, at the Redemption Price, the outstanding shares of Series B Preferred Stock in whole but not in part. In the event of such an optional redemption, the Corporation shall give the holders of Series B Preferred Stock irrevocable (other than as provided below) written notice of such redemption not more than ten days following the consummation of such Acquisition, specifying (i) the redemption date, which shall not be more than 30 days following the consummation of such Acquisition, (ii) the number of shares of Series B Preferred Stock to be redeemed on such date, (iii) the redemption price, (iv) the place or places where certificates for such shares are to be surrendered for payment of the redemption price, (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date, and (vi) stating that such redemption is to be made pursuant to this Section (6)(d) (or Section 2.7(c) of the Investment Agreement); provided, however, that the Corporation may withdraw such offer at any time prior to the redemption date so long as any of the rights of any holders of Series B Preferred Stock shall not have been prejudiced in any material respect by reliance upon such offer of redemption.
(e) Redemption or Purchase Price. With respect to any shares of Series B Preferred Stock to be redeemed or repurchased under this Section 6(e), the Corporation shall pay to the holders of the Series B Preferred Stock being redeemed or purchased an amount in cash equal to the Redemption Price of the Series B Preferred Stock being redeemed or purchased. The Corporation also shall pay in cash to the holders of Series B Preferred Stock at the time of such redemption all accrued and unpaid fees, charges and other amounts owed by any Corporation Party to such holders pursuant to the Investment Documents. If the Corporation is unable or shall fail to discharge its obligation to redeem all outstanding shares of Series B Preferred Stock at the time required pursuant to this Section (6), (i) the Corporation shall discharge such redemption or purchase obligation as soon thereafter as possible and the amounts payable in connection with such redemption or purchase shall bear interest at a per annum rate of 18%, subject to quarterly compounding, from and after the date redemption is required pursuant to this Section (6).
(f) Effect of Redemption; Certificates. Upon the redemption of shares of Series B Preferred Stock and payment of the redemption price therefor, dividends shall no longer accrue on such shares of Series B Preferred Stock hereunder. In case fewer than all the shares represented by any certificate representing shares of Series B Preferred Stock are redeemed, a new certificate shall be issued representing the unredeemed shares without cost to the holder thereof.
(7) Protective Provisions. In addition to any other rights provided by law, and except as permitted hereby with respect to Series B Preferred Stock, except where the vote or written consent of the holders of a greater number of shares is required by law or by another provision of this Certificate of Designations, without first obtaining the affirmative vote or written consent of the Required Holders, voting as a separate class, the Corporation shall not, and as applicable shall not permit any of its Subsidiaries to:

(a) amend or repeal any provision of, or add any provision to, the Corporation’s Certificate of Incorporation or Bylaws, or file any certificate of designations, preferences, limitations and relative rights of any series of preferred stock, if such action would be adverse to the interests of the holders of Series B Preferred Stock (which prohibition shall include, without limitation, the prohibition of the taking of any action in breach of any other protective equity provisions or negative covenants applicable in favor of the holders of the Series B Preferred Stock) or otherwise amend or alter any rights, preferences or privileges of the Series B Preferred Stock;
(b) (i) create or authorize the creation, increase or decrease the authorized, or increase the issued (except as provided in Section (4)(c)) amount, of any class or series of shares of stock of the Corporation, unless the class or series of stock (x) ranks junior to the Series B Preferred Stock (including without limitation, as to dividends, right to receive a redemption payment and the distribution of assets upon liquidation), (y) except for the Existing Preferred Stock, does not have any redemption obligation that could arise prior to the date that is the first anniversary of the Redemption Date and (z) does not in any manner adversely affect the terms, designations, powers, preferences or other rights of the holders of Series B Preferred Stock, or (ii) create or authorize any obligation or security convertible into shares of any class or series of stock, unless such class or series of stock ranks junior to the Series B Preferred Stock (including without limitation, as to dividends, right to receive a redemption payment and the distribution of assets upon liquidation) and does not in any manner adversely affect the terms, designations, powers, preferences or other rights of the holders of Series B Preferred Stock, regardless of whether any such creation, authorization or increase shall be by means of amendment to the Certificate of Incorporation, filing of a certificate of designations thereto, or by merger, consolidation or otherwise;
(c) with respect to any non-Wholly Owned Subsidiary, the Corporation will not permit such Subsidiary to create or issue any Capital Stock to Persons other than the Corporation and its Subsidiaries except for common equity interests with (i) no rights, preferences or privileges over any other class or series of Capital Stock of such Subsidiary, (ii) no redemption or repurchase obligations by the Corporation and its Subsidiaries, (iii) no rights by the holders thereof to block or veto dividends or distributions on the Capital Stock of such Subsidiary, and (iv) only the right to share in a pro rata portion of the profits and losses of such Subsidiary based on the ratio of the amount invested and the fair market value of the Capital Stock of such Subsidiary at the time of such investment.
(d) directly or indirectly, declare or make any dividend payment, or make any other distribution of cash, property or assets, in respect of any of its Capital Stock or any warrants, rights or options to acquire its Capital Stock, or purchase, redeem, retire or otherwise acquire for value any shares of its Capital Stock or any warrants, rights or options to acquire its Capital Stock or set aside funds for any of the foregoing, except that:
(i) the Corporation and any of its Subsidiaries may do any of the forgoing in respect of the Series B Preferred Stock as provided in the Investment Documents or the Existing Preferred Stock;
(ii) the Corporation and any of its Subsidiaries may declare and make dividend payments or other distributions payable solely in its Common Stock;

(iii) each Subsidiary of the Corporation may declare and make dividend payments or other distributions to the Corporation or to another Subsidiary of the Corporation that is a “Subsidiary Guarantor” (as defined in the Investment Agreement), in each case to the extent not prohibited under applicable “Requirements of Law” (as defined in the Investment Agreement);
(iv) each non-Wholly Owned Subsidiary may declare and make dividend payments or other distributions to its equity holders other than the Corporation Parties on a pro rata basis based on respective equity interests held to the extent of available excess cash flow from operations, in each case to the extent not prohibited under applicable “Requirements of Law” (as defined in the Investment Agreement); and
(v) so long as no Event of Noncompliance shall have occurred and be continuing or would result therefrom, the Corporation may purchase, redeem, retire or otherwise acquire shares of its Capital Stock (or options or rights to acquire its Capital Stock) held by former officers, directors or employees following termination of service or employment, in an aggregate cash amount not exceeding $100,000 during any fiscal year or $500,000 for all such purchases, redemptions, retirements and acquisitions from and after the “Closing Date” (as defined in the Investment Agreement).
(e) voluntarily or involuntarily liquidate, dissolve or wind up its existence or business;
(f) amend the provisions of this Section (7); or
(g) agree to take any of the actions set forth in the foregoing subparagraphs (a) through (f);
provided, however, that the foregoing protective provisions shall forever cease to apply if the Corporation redeems or purchases shares of Series B Preferred Stock immediately after which the aggregate Liquidation Value of the outstanding Series B Preferred Stock is less than ten percent of the aggregate Liquidation Value of the outstanding Series B Preferred Stock on the Original Issuance Date, and any subsequent increases in Liquidation Value, including, without limitation, any increases resulting from accrued dividends, shall not reinstate such protective provisions.
Any actions taken in violation of the restrictions contained in this Section (7) shall be null and void and shall be outside of the legal and corporate power or authority of the Corporation, its officers or directors, and its shareholders.
(8) Voting Rights. The holders of record of shares of Series B Preferred Stock shall not be entitled to any voting rights as a shareholder of the Corporation except as provided by applicable law.

(9) Subordination; Payment Restrictions. Any payment to any holder of Series B Preferred Stock under or on account of the obligations under the Investment Documents (the “Subordinated Obligations”) is hereby expressly subordinated to the extent and in the manner set forth in this Section (9) to the payment in full of the indebtedness (the “Senior Indebtedness”) of the Corporation to Wells Fargo Bank, National Association (“Wells Fargo”), under a Credit and Security Agreement dated as of October 24, 2006, as amended, by and between the Corporation, Wells Fargo, as agent, and the lenders thereunder from time to time (such lenders collectively, the “Senior Lenders”) as the same may hereafter be further amended, supplemented or restated from time to time (the “Credit Agreement”). The payment rights of each holder of Series B Preferred Stock shall continue to be subordinated to the Senior Indebtedness on the terms set forth in this Certificate of Designations even if the Senior Indebtedness is deemed unsecured, under-secured, subordinated, avoided or disallowed under the United States Bankruptcy Code or other applicable law.
(a) Until all of the Senior Indebtedness has been paid in full, no holder of Series B Preferred Stock shall, without the prior written consent of the Senior Lenders holding a majority of the Senior Indebtedness, receive or accept any payment from the Corporation under or on account of the obligations under the Investment Documents, or exercise any right of or permit any setoff with respect to the Subordinated Obligations, except that the holders of Series B Preferred Stock may accept (i) scheduled quarterly dividends (but not prepayments) to be paid under the Certificate of Designations of even date herewith, except upon the occurrence and during the continuance of an event of default under the Credit Agreement either immediately before or following any such payment and (ii) any payment made out of funds held in any New Equity Account (as defined in the Credit Agreement as in effect on the date hereof).
(b) If any holder of Series B Preferred Stock receives any payment that such holder is not entitled to receive under the provisions of this Certificate of Designations, such holder will hold the amount so received in trust for the Senior Lenders and will forthwith turn over such payment to the Senior Lenders in the form received (except for the endorsement of such holder where necessary) for application to the Senior Indebtedness (whether or not due), in such manner of application as the Senior Lenders may deem appropriate. If a holder of Series B Preferred Stock exercises any right of setoff which such holder is not permitted to exercise under the provisions of this Certificate of Designations, such holder will promptly pay over to the Senior Lenders, in immediately available funds, an amount equal to the amount of the claims or obligations offset.
(c) Each Senior Lender shall be a third party beneficiary entitled to enforce the provisions of this Section (9).
(d) Upon the Corporation’s entry into any other secured credit facility in replacement of or in addition to the Senior Indebtedness, whether with the Senior Lenders or one or more substitute lenders, each holder of Series B Preferred Stock agrees to enter into documentation with the Corporation and such lenders providing the lenders with substantially the same subordination and other rights as are held by the Senior Lenders pursuant to this Section (9).

IN WITNESS WHEREOF, Pure Earth, Inc. caused this Certificate of Designations to be signed and attested by the undersigned this 4th day of March, 2008.

PURE EARTH, INC.
By:	/s/ Mark S. Alsentzer
Mark S. Alsentzer, Chief Executive Officer

Signature Page to the Certificate of Designations